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2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

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Cameco Rejects TEPCO’s Uranium Contract Termination Notice

Saskatoon, Saskatchewan, Canada, February 1, 2017     .     .     .     ..     .     .     .     .     .     .     .     .     ..     .     .     .     .     .     .     .

Cameco (TSX: CCO; NYSE: CCJ) announced Tokyo Electric Power Company Holdings, Inc. (TEPCO) has issued a termination notice for a uranium supply contract with Cameco Inc. that we do not accept. Cameco Inc. sees no basis for terminating the contract, considers TEPCO to be in default, and will pursue all its legal rights and remedies.

On January 31, 2017, TEPCO confirmed it would not accept a uranium delivery scheduled for February 1, 2017, and would not withdraw the contract termination notice it provided to Cameco Inc. on January 24, 2017. TEPCO alleges that an event of ‘force majeure’ has occurred because it has been unable to operate its nuclear generating plants for 18 consecutive months due to government regulations arising from the Fukushima nuclear accident in March 2011.

“We are surprised and disappointed that TEPCO is seeking to terminate its contract given all the past productive discussions we have had to date,” said Tim Gitzel, president and CEO of Cameco. “For the past six years we have worked in good faith with TEPCO to restructure this contract, and would continue to do so if there was any basis for a commercial resolution. During the past week we tried to engage TEPCO to obtain clarification given conflicting information we had received previously from them and only received confirmation of their intent to terminate the contract yesterday.”

“Now we will vigorously pursue remedies to recover value for our shareholders and other stakeholders, as we have done successfully in the past.”

Under the contract, TEPCO has already received and paid for 2.2 million pounds of uranium since 2014. The termination would affect approximately 9.3 million pounds of uranium deliveries through 2028, worth approximately $1.3 billion in revenue to Cameco, including about $126 million in each of 2017, 2018 and 2019 based on 855,000 pounds of deliveries in each of those years.

In 2017, Cameco’s consolidated revenue, including the TEPCO volume, is expected to range between $2.1 billion to $2.2 billion. More information on Cameco’s 2017 outlook will be provided with our annual results which will be released after markets close on February 9, 2017.

Cameco Inc. will be moving expeditiously to enforce its rights under the uranium supply contract to recover losses arising from TEPCO’s actions. The uranium supply contract provides for disputes to be resolved by binding arbitration after a period of good faith negotiations. As with any commercial dispute, it will take some time for a resolution to be achieved, particularly if it proceeds all the way to arbitration.

Cameco has sufficient financial capacity to manage any loss of revenue in 2017 as a result of the dispute.

All estimates and uranium volumes are provided on a consolidated basis for Cameco using expected contract prices and an exchange rate of $1.00 (US) for $1.30 (Cdn) and do not reflect any resale of the cancelled deliveries under the contract with TEPCO.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution about forward-looking information

This news release includes statements considered to be forward-looking information or forward looking statements under Canadian and U.S. securities laws (which we refer to as forward-looking information), including our: estimates of revenue and uranium volumes for the remaining term of the contract and in each of 2017, 2018 and 2019 under contract; our estimate that Cameco’s 2017 consolidated revenue, including the TEPCO volume, is expected to range between $2.1 billion and $2.2 billion; and statements relating to legal rights and remedies and recovery of losses and value.

This forward-looking information is based on a number of assumptions including: that the information already available to us is sufficient to allow us to make reasonable estimates of the revenue losses to Cameco from the termination of the uranium supply contract; that there is no resale of terminated deliveries under contract; that our 2017 revenue is as expected; that our uranium delivery estimates to TEPCO under the contract are accurate; expected contract prices; and the assumed exchange rate noted above.

This information is subject to a number of risks, including that: our estimates of the delivery volumes and revenues losses for 2017, 2018, and 2019, as well for the remaining term of the contract, are inaccurate; actual 2017 revenue is different from our current expectations; and Cameco may not be successful in recovering all or any losses it may suffer arising from TEPCO’s actions.

Please also refer to our most recent annual information form, first quarter, second quarter and third quarter MD&A, and annual MD&A, which include a discussion of other material risks that could cause actual results to differ significantly from our current expectations, and other assumptions that we make in presenting forward-looking information.

The forward-looking information in this news release represents our current views, and can change significantly. It is subject to material risks and based upon assumptions. Actual results may be significantly different from what we currently expect. Forward-looking information is designed to help you understand management’s current views, and may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Investor conference call and webcast

Cameco invites investors and the media to join a conference call and webcast with the company’s president and CEO Tim Gitzel, CFO Grant Isaac and Chief Legal Officer Sean Quinn on Wednesday, February 1, 2017 at 8:00 a.m. Eastern.

To join the call, please dial 1-800-319-4610 (Canada and US) or +1-604-638-5340 (International). An operator will put your call through. A live webcast of the conference call will be available from a link on cameco.com. A replay will be available shortly after the conference call on our website.

A recorded version of the proceedings will be available on cameco.com, shortly after the call, and on post view until midnight, Eastern, March 1, 2017, by calling 1-800-319-6413 (Canada and US) or +1-604-638-9010 (International) (Passcode 1161).

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Gord Struthers	(306) 956-6593